NEWS RELEASE

North American Palladium Announces Fourth Quarter 2010 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 23, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced financial results and operational updates for the fourth quarter and year ended December 31, 2010.

“During 2010, we made significant investments in our people, development and exploration,” said William J. Biggar, President & Chief Executive Officer.  “With a growing reserve base and a rising production profile, the expansion at NAP’s flagship LDI palladium mine is well-timed to benefit from the increasing price of palladium.  In 2010, we also made investments in our Quebec-based gold division to position it for future growth, including the deepening of the shaft at Sleeping Giant and the acquisition of the Vezza gold project.”

Highlights

•	In Q4, produced 32,798 ounces of payable palladium at a cash cost1 of US$347 per ounce;

•	In 2010, produced 95,057 ounces of payable palladium at a cash cost1 of US$283 per ounce;

•	Q4 revenue of $39.5 million and 2010 revenue of $107.1 million;

•	Adjusted EBITDA1 for 2010 of $18.2 million;

•	Invested $30.1 million in exploration in 2010: $15.1 million at Lac des Iles (“LDI”) and $15.0 million at the gold division which yielded positive results; and

•	Invested $49.4 million in development expenditures in 2010: $35.8 million at LDI and $13.6 million at the gold division.

Financial Results

Net loss for the quarter ended December 31, 2010 was $0.3 million or $0.00 per share compared to a net loss of $14.4 million or $0.11 per share in the same quarter last year. After incurring $6.0 million of LDI restart costs and $30.1 million of exploration costs, the net loss for the year ended December 31, 2010 was $23.3 million or $0.16 per share compared to a net loss of $30.0 million or $0.29 per share in the prior year.

Adjusted net income1 (which excludes exploration, mine startup, shutdown costs and gains on disposal of equipment) was $11.9 million in the fourth quarter and $12.6 million in 2010, compared to an adjusted net loss1 of $10.1 million and $16.8 million in 2009, respectively.

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

EBITDA1 was negative $0.9 million for the fourth quarter, compared to negative $11.5 million in the same quarter last year. EBITDA1 was negative $17.7 million for the year ended December 31, 2010, compared to negative $28.5 million in the prior year due to a lower net loss and higher depreciation and amortization, partially offset by lower income tax and mining tax expense.

Adjusted EBITDA1 for the fourth quarter and year ended December 31, 2010 (which excludes exploration expenses, mine startup costs, and gains on disposal of equipment) was $11.2 million and $18.2 million respectively, compared to negative $7.2 million in the fourth quarter of 2009 and negative $15.3 million for the year ended December 31, 2009.

Revenue, after pricing adjustments, increased to $39.5 million in the fourth quarter, compared to a nominal amount in the same quarter last year.  Revenue was $35.3 million from LDI, and $4.2 million from Sleeping Giant.  During the quarter, the Company recognized a palladium price of US$665 per ounce, and a gold price of US$1,360 per ounce.  Revenue for the year ended December 31, 2010 was $107.1 million compared to $4.0 million in the prior year.  During the year, the Company recognized a palladium price of US$665 per ounce and a gold price of US$1,208 per ounce.

In the fourth quarter, NAP used cash in operating activities of $0.3 million, before changes in non-cash working capital, or $0.00 per share1, as compared to cash used in operations of $13.0 million, before changes in non-cash working capital, or negative $0.10 per share1, for the quarter ended December 31, 2009. This increase is due primarily to the increased net income of $15.9 million (including $1.8 million increased depreciation and amortization), partially offset by the future income and mining tax recoveries of $3.3 million.    For the year ended December 31, 2010, cash used in operations prior to changes in non-cash working capital was $14.4 million, compared to $27.7 million in the prior year, a decrease of $13.3 million.  This decrease is due primarily to the lower net loss of $19.6 million (including $12.9 million increased depreciation and amortization) partially offset by an increase of future income and mining tax recoveries of $7.4 million.

For the fourth quarter, cash used in operations was $25.2 million compared to cash used in operations of $12.2 million in the corresponding period last year.  For the year ended December 31, 2010, cash used in operations was $73.9 million compared to cash provided by operations of $4.8 million in 2009.  The increase in cash used in operations related primarily to an investment in working capital (principally an increase in accounts receivable).

During 2010, NAP invested $30.1 million in palladium and gold exploration, of which $15.1 million was at LDI, and $15.0 million was at the gold division.  Development expenditures for 2010 amounted to $49.4 million, comprised of $35.8 million at LDI (including $26.0 million on the LDI mine expansion) and $13.6 million at the gold division (including approximately $6 million on the Sleeping Giant shaft deepening).

As at December 31, 2010, the Company had approximately $169.6 million in working capital (including $75.2 million cash on hand) and no long-term debt.

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

For the quarter ended December 31, 2010, $17.5 million of Series A and $8.1 million of Series B warrants were exercised, of which $5.8 million was received prior to year-end and $19.8 million was received subsequent to year-end.  In January 2011, the Company received additional proceeds of $21.3 million from the exercise of Series A warrants bringing total Series A warrant proceeds to $38.8 million.  No Series A warrants remain outstanding.

In February 2011, the Company completed a $22 million financing of flow-through shares.

“Our balance sheet strength will allow us to continue investing in our mine expansions, exploration activities, and the development of our gold properties in 2011,” said Jeffrey A. Swinoga, Vice President, Finance and CFO.  “In the current favourable price environment, operating cash flow together with the Company’s cash reserves and credit facilities, which remain undrawn, are expected to be sufficient to fund NAP’s investment requirements for 2011.”

NAP’s consolidated financial statements for the fourth quarter ended December 31, 2010 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2010. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Operational Updates

Lac des Iles Palladium Mine

During the fourth quarter, NAP produced 32,798 ounces of payable palladium, at cash costs1 of US$347 per ounce.  Cash costs1 were higher in the quarter due to the processing of lower grade ore and higher seasonal operating costs.  For the year 2010, LDI produced 95,057 ounces of payable palladium at cash costs1 of US$283 per ounce.

During the fourth quarter, 210,732 tonnes of ore was extracted from the mine with an average palladium grade of 5.51 grams per tonne.  The LDI mill processed 247,739 tonnes of ore at an average of 6,360 tonnes per operating day.  The average palladium head grade at the mill was 5.52 grams per tonne with a palladium recovery of 80.3%.

For the year ended December 31, 2010, 615,926 tonnes of ore was extracted, with an average palladium grade of 6.16 grams per tonne.  The LDI mill processed 649,649 tonnes of ore at an average of 6,564 tonnes per operating day, at an average palladium head grade of 6.06 grams per tonne, with a palladium recovery of 80.8%.

During the fourth quarter, the Company made good progress on the mine expansion development work and took a number of necessary steps to modify the LDI mining sequence to establish the mine’s long-term production platform and to achieve a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access).

Fourth quarter development activities included:

•	Building the foundations for the hoist room and headframe (currently in progress);

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

•	Drilling the raisebore pilot hole (currently 57% complete);

•	Renovating the dry and warehouses;

•	Working on the main engineering plans for the ventilation, electrical supply and surface installations;

•	Establishing living and office accommodations for the project personnel; and

•	Implementing personnel and cost management structures for the project development team.

Commercial production from the shaft (at an initial rate of 3,500 tonnes per day) is targeted for the fourth quarter of 2012, with increased production (at a rate of 5,500 tonnes per day) targeted for the first quarter of 2015.  Once the expansion is completed, LDI is expected to become a long life, low cost producer of palladium with production in excess of 250,000 ounces per year in 2015 and onwards at significantly reduced cash costs1 (expected to decline to less than US$150 per ounce).

In 2010, NAP completed 76,995 metres of drilling at an approximate cost of $10 million.  The exploration program at LDI was aimed at expanding the size of the Offset and Roby zones, increasing the grade of the Offset Zone mineralization to facilitate better mine planning, and exploring other surface areas. Positive results were recently released on February 14, 2011.

Sleeping Giant Gold Mine

The Company’s Sleeping Giant gold mine produced 4,716 ounces of gold in the fourth quarter and 17,695 ounces of gold for the year.  The high annual cash costs1 of US$1,549 per ounce are not indicative of the mine’s potential as the average grade processed was significantly lower than the average reserve grade of 9.3 grams per tonne.  As disclosed in the Company’s guidance announcement (see news release dated January 20, 2011), cash costs1 are expected to decline to US$700 to US$750 per ounce when mining from the newly developed levels commences in 2012.

During the fourth quarter, 22,429 tonnes of ore was hoisted from Sleeping Giant, with 21,750 tonnes being processed by the mill at an average head grade of 7.06 grams per tonne, with a gold recovery of 95.5%.  For the year ended December 31, 2010, the mill processed 95,261 tonnes of ore with an average gold grade of 5.90 grams per tonne, with a gold recovery of 95.5%.  Production costs per tonne of ore milled were $235 and $305, respectively for the quarter and year ended December 31, 2010.

The shaft deepening development work continued during the fourth quarter and is on target for completion in the second quarter of 2011, following which development of the three new mining levels is expected to commence in preparation for 2012 production. This will allow the Company to follow the continuity trends at depth of the higher grade zones that have historically fed the mill.  In 2011, the Company plans to expand the Sleeping Giant mill beyond its current capacity of 900 tonnes per day to 1,250 tonnes per day.  As the labour market continues to be competitive in Quebec, the Company also took a number of measures to increase employee retention as well as to attract new underground miners and geologists.

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

NAP’s 2010 exploration program at its gold division included 118,700 metres for a total of 563 underground and surface holes drilled, at an approximate cost of $11 million.  Of that total, 194 holes were drilled, comprising 38,000 metres at Sleeping Giant.  The primary objective of the Sleeping Giant exploration program was to define and extend zones within the current mine (including infill drilling to achieve greater certainty of the mine’s grades), and at depth on the proposed three new mining levels.  Positive results from 2010 drilling were recently released on February 14, 2011.

Outlook

Palladium spot prices averaged US$677 per ounce during the fourth quarter of 2010, and US$527 for the year ended December 31, 2010.  As a result of strong investment and fabrication demand and constrained supply, palladium was the best performing metal in 2010 and was recently at a ten-year high of over US$850 per ounce.  NAP is well positioned to benefit from the forecasted rise in the price of palladium as the Company plans to increase its palladium production by 75% in 2011.

In the near term, the Company will focus on:

•	Growing palladium production at LDI while continuing to optimize costs and facilitate mine planning for production from the Offset Zone;

•	Continuing to advance the LDI mine expansion, including development work on the ramp, ventilation, shaft and mining levels;

•	Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division;

•	Improving operating results at Sleeping Giant while continuing the deepening of the mine shaft to facilitate development of the new higher grade zones at depth;

•	Expanding Sleeping Giant’s mill capacity from 900 tonnes per day to 1,250 tonnes per day; and

•	Advancing the Vezza gold project through exploration and development towards a production decision by year-end.

In 2011, the Company forecasts palladium production in the range of 165,000 to 175,000 ounces of payable palladium at cash costs1 per ounce between US$340 to US$370, and gold production in the range of 30,000 to 35,000 ounces at cash costs1 per ounce between US$1,200 to $1,300.  In 2012, NAP expects to increase its palladium production to 190,000 to 200,000 ounces, and its gold production to 40,000 to 50,000 ounces from the Sleeping Giant mine, and potentially by an additional 39,000 ounces from Vezza, if developed to production.

In the second quarter, NAP intends to release its updated resource estimate for the LDI and Sleeping Giant mines, as well as for its Vezza, Discovery, and Flordin projects.

www.nap.com

1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Conference Call and Webcast

Date:	Thursday, February 24, 2011
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Dial in:	416-695-6616 or 800-355-4959
Replay:	905-694-9451 or 800-408-3053 (Passcode: 3135452)

The conference call replay will be available until midnight on March 9, 2011. An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the Lac des Iles and Sleeping Giant mines and may not perform as planned, that the Offset Zone and Vezza development projects and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

December 31	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$75,159	$98,255
Accounts receivable	80,683	–
Taxes receivable	734	204
Inventories	27,487	25,306
Other assets	27,551	2,495
	211,614	126,260
Mining interests	126,196	82,448
Reclamation deposits	10,537	10,503
Total Assets	$348,347	$219,211

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$40,799	$11,195
Current portion of obligations under capital leases	1,196	558
	41,995	11,753
Taxes payable	936	1,573
Asset retirement obligations	11,637	12,921
Obligations under capital leases	1,195	576
Future mining tax liability	1,207	127
Total Liabilities	56,970	26,950

Shareholders’ Equity
Common share capital and purchase warrants	697,846	583,089
Stock options	3,661	2,704
Contributed surplus	26,269	19,608
Deficit	(436,399)	(413,140)
Total shareholders’ equity	291,377	192,261
Contingencies and commitments
Total Liabilities and Shareholders’ equity	$348,347	$219,211

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Consolidated Statements of Operations
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Revenue before pricing adjustments	$36,380	$–	$99,714	$–
Pricing adjustments	3,122	1	7,384	4,019
Revenue after pricing adjustments	$39,502	$1	$107,098	$4,019
Production costs	$21,556	$–	$74,709	$–
Smelter treatment, refining and freight costs	1,632	27	4,779	109
Royalty expense	2,018	–	4,202	201
Inventory pricing adjustment	–	–	–	(3,634)
Depreciation and amortization	1,923	72	13,175	269
Asset retirement obligation accretion	144	35	577	355
Loss (gain) on disposal of equipment	(373)	(15)	(270)	(36)
Care and maintenance costs	–	4,188	–	12,987
Total operating expenses	$26,900	$4,307	$97,172	$10,251
Income (loss) from mining operations	$12,602	$(4,306)	$9,926	$(6,232)
General and administration	2,937	2,962	10,676	9,021
Exploration	12,532	4,287	30,126	13,234
Interest and other financing costs (income)	(151)	(411)	(295)	(1,957)
Foreign exchange loss (gain)	(15)	(20)	(23)	247
Total other expenses	15,303	6,818	40,484	20,545
Loss before taxes	$(2,701)	$(11,124)	$(30,558)	$(26,777)
Income and mining tax recovery (expense)	2,441	(3,237)	7,299	(3,237)
Net loss	$(260)	$(14,361)	$(23,259)	$(30,014)
Loss per share
Basic and diluted	$(0.00)	$(0.11)	$(0.16)	$(0.29)

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Cash provided by (used in)
Operations
Net loss for the period	$(260)	$(14,361)	$(23,259)	$(30,014)
Operating items not involving cash
Depreciation and amortization	1,923	72	13,175	269
Future income and mining tax expense (recovery)	(2,303)	1,038	(6,356)	1,038
Stock based compensation and employee benefits	553	208	1,752	1,156
Loss (gain) on disposal of equipment	(373)	(15)	(270)	(36)
Other items	115	71	544	(69)
	(345)	(12,967)	(14,414)	(27,656)
Changes in non-cash working capital	(24,889)	801	(59,478)	32,478
	(25,234)	(12,186)	(73,892)	4,822
Financing activities
Issuance of common shares and warrants, net of issue costs	6,816	22,657	101,074	70,068
Repayment of senior credit facilities	-	(522)	-	(4,448)
Repayment of obligations under capital leases	(267)	(387)	(1,721)	(1,951)
Reclamation deposit	-	-	-	-
	6,549	21,748	99,353	63,669
Investing activities
Acquisition costs, net of investment in Cadiscor Resources Inc.	-	-	-	(1,135)
Additions to mining interests	(20,142)	(4,450)	(49,364)	(12,205)
Proceeds on disposal of mining interests	372	15	807	36
	(19,770)	(4,435)	(48,557)	(13,304)
Increase (decrease) in cash and cash equivalents	(38,455)	5,127	(23,096)	55,187
Cash and cash equivalents, beginning of year	113,614	93,128	98,255	43,068
Cash and cash equivalents, end of year	$75,159	$98,255	$75,159	$98,255
Cash and cash equivalents consisting of:
Cash	$75,159	$97,969	$75,159	$97,969
Short term investments	-	286	-	286
	$75,159	$98,255	$75,159	$98,255

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1. Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.